Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603





                               September 28, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8895
             FT Short Duration Fixed Income Model Portfolio, 4Q '20
                                 (the "Trust")
                      CIK No. 1816911 File No. 333-248259
--------------------------------------------------------------------------------


Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________


1. THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVES" STATES THE FOLLOWING:

"THE TRUST SEEKS TO PROVIDE CURRENT MONTHLY INCOME, WITH CAPITAL APPRECIATION AS A SECONDARY OBJECTIVE BY INVESTING IN A DIVERSIFIED PORTFOLIO OF ETFS. UNDER NORMAL CIRCUMSTANCES, THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN ETFS WHICH INVEST 80% OF THEIR ASSETS IN FIXED-INCOME SECURITIES."

PLEASE EXPLAIN WHY THE DISCLOSURE INCLUDES AN 80% OF ITS ASSETS IN ETFS TEST IF "ETF" IS NOT IN THE TRUST'S NAME.

Response: The 80% test for ETFs is included because the Trust does not have direct exposure to fixed-income securities as it does not hold any fixed-income securities directly. Instead, the Trust had indirect exposure to fixed-income securities through the ETFs in the Trust's portfolio.

Risk Factors
____________


2. THE STAFF NOTES THAT THE RISK DISCLOSURE IN THE "ADDITIONAL RISKS" SECTION HAS BEEN SIGNIFICANTLY REDUCED FROM THAT IN THE PRIOR SERIES (FT 8746), WHICH ALSO INCLUDED: ALTERNATIVE MINIMUM TAX, BUSINESS DEVELOPMENT COMPANIES ("BDCS"), COMMON STOCKS, COVENANT-LITE LOANS, DERIVATIVE INSTRUMENTS, EMERGING MARKETS, FLOATING-RATE SECURITIES, LARGE CAPITALIZATION COMPANIES, LIBOR RISK, MONEY MARKET SECURITIES, MUNICIPAL BONDS, REAL ESTATE INVESTMENT TRUSTS ("REIT"), SENIOR LOANS, AND SUBPRIME RESIDENTIAL MORTGAGE LOANS RISKS. PLEASE CONFIRM THESE RISKS WILL NOT BE RISKS FOR THIS PORTFOLIO.

Response: Please note that appropriate "Additional Risks" disclosure will be added to the prospectus based on the Trust's final portfolio.

Exhibit Index
_____________

3. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE CONFIRM THE ACTUAL TRUST AGREEMENT FOR THE TRUST WILL BE INCLUDED IN THE DEFINITIVE FILING.

Response: We confirm that the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.


We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon